14041591

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 16 2014 MAIL PROCESSING SECTION WASH. DC 191

SEC FILE NUMBER
8-50484

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JULY 1, 2013** (MM/DD/YY) AND ENDING **JUNE 30, 2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ORION TRADING, LLC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 SAND LAKE ROAD, SUITE 233
(No. and Street)

ORLANDO	**FLORIDA**	**32809**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL BEAVIN **(407) 288-8922**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **PAUL BEAVIN**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **ORION TRADING, LLC**, as of JUNE 30, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO
Title

Public Notary

MILENA RODRIGUEZ
Notary Public - State of Florida
My Comm. Expires Nov 26, 2017
Commission # FF 73563

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Orion Trading, LLC

Financial Statements
June 30, 2014

Orion Trading, LLC

Financial Statements
For the Year Ended June 30, 2014

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members'
Orion Trading, LLC

We have audited the accompanying statement of financial condition of Orion Trading, LLC as of June 30, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Orion Trading, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orion Trading, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Orion Trading, LLC's financial statements. The information contained in Schedules I, II, and III is the responsibility of Orion Trading, LLC management. Our audit procedures included determining whether the Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the Schedules I, II, and III. In forming our opinion on the Schedules I, II, and III, we evaluated whether the Schedules I, II, and III, including their form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
September 11, 2014

Orion Trading, LLC

Statement of Financial Condition
June 30, 2014

ASSETS

Assets:		
Cash	$	406
Other Assets		1,014
Deposits with clearing broker		50,000
	$	51,420

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	42,520
Commission payable to clearing firm		1,650
		44,170
Members' equity		
Members' equity		7,250
	$	51,420

The accompanying notes are an integral part of these financial statements.

Orion Trading, LLC

Statement of Operations
For the Year Ended June 30, 2014

Revenues:	
Commissions	$ 109,614
Other Income	8,649
Total Revenues	**118,263**
Expenses:	
Clearing Fees	103,149
Compensation	92,474
Occupancy	13,075
Professional Fees	3,547
Telephones and communications	2,838
Other operating expenses	50,842
Total expenses	**265,925**
Net Income (loss)	**$ (147,662)**

The accompanying notes are an integral part of these financial statements.

Orion Trading, LLC

Statement of Changes in Members' Equity
For the Year Ended June 30, 2014

Balance – beginning of year	$ 50,090
Member contributions	104,822
Net income (loss)	(147,662)
Balance – end of year	$ 7,250

The accompanying notes are an integral part of these financial statements.

Orion Trading, LLC

Statement of Cash Flows
For the Year Ended June 30, 2014

Cash flows from operating activities:	
Net income (loss)	$ (147,662)
Adjustment to reconcile net (loss) to net cash provided by (used in) operating activities	
Commission receivable	13,967
Deposits with clearing broker	25,000
Other assets	264
Accounts payable and accrued liabilities	3,162
Net cash used in operating activities	(105,269)
Cash flows from financing activities:	
Member contribution	104,822
Net cash provided in financing activities	104,822
Net decrease in cash and cash equivalents	(447)
Cash and equivalents at beginning of year	853
Cash and cash equivalents at end of year	$ 406

The accompanying notes are an integral part of these financial statements.

Orion Trading, LLC

Notes to Financial Statements
June 30, 2014

Note 1 – Summary of Significant Accounting Policies

Nature of Business
Orion Trading, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was organized in the state of California on November 2, 2000. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents
For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At June 30, 2014, the Company had no uninsured cash balances.

Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes. The Company's income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns for the years ended June 30, 2011, 2012, 2013 respectively are subject to possible federal and state examination, generally for three years after they are filed.

Fair Value of Financial Instruments
All of the Company's financial assets and liabilities are carried at market value or at amounts, which because of their short-term nature, approximate current fair value.

Note 1 – Summary of Significant Accounting Policies (cont.)

Revenue Recognition
Commission revenue from customer securities transactions are recorded on a trade date basis.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital requirement and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-1. As of June 30, 2014, the Company had net capital of $6,236, which is $1,236 in excess of its required net capital of $5,000. The Company had a ratio of aggregated indebtedness to net capital of 7.08 based on an aggregated indebtedness of $44,170 at June 30, 2014.

Note 3 – Financial Instruments with off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At June 30, 2014, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance within various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Orion Trading, LLC

Notes to Financial Statements
June 30, 2014

Note 4 – Operating Leases

On August 27, 2013 the Company entered into a twelve month lease renewal for office space starting September 1, 2013 at the rate of $1,044 per month. Rent expense under this lease agreement for the year ended June 30, 2014 is $12,894 and is included in occupancy expense. The lease expired August 31, 2014 with an annual renewal extension with rent at $1,074 per month for its term.

Note 6 – Concentration of Business

Approximately thirty two percent of revenue for the year resulted from transactions executed by a member of the Company.

Note 6 – Subsequent Events

The Company has evaluated subsequent events to September 11, 2014, the date through which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to June 30, 2014 requiring disclosure.

SCHEDULE I

Orion Trading, LLC

Computation and Reconciliation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2014

Computation of basic net capital requirements:	
Total member's equity qualified for net capital	$ 7,250
Deductions	
Non-allowable assets:	
Deposits	1,014
Total non-allowable assets	1,014
Net capital before haircut and securities positions	6,236
Haircuts:	
Securities positions	0
Net capital	6,236
Minimum net capital requirements:	
6 2/3% of total aggregated indebtedness ($44,170)	
Minimum dollar net capital for this broker-dealer ($5,000)	
Net capital requirement (greater of above requirements)	5,000
Net capital in excess of minimum	$ 1,236

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of June 30, 2014.

SCHEDULE II

Orion Trading, LLC

Computation of Aggregate Indebtedness
Under Rule 17a-5 of the Securities and Exchange Commission
As of June 30, 2014

Total aggregate indebtedness:

Accounts payable and accrued liabilities	$ 44,170
Aggregate indebtedness	$ 44,170
Ratio of aggregate indebtedness To net capital	7.083

SCHEDULE III

Orion Trading, LLC

Information Relating to Exemptive Provision
Requirements Under SEC Rule 15c3-3
As of June 30, 2014

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Members
Orion Trading, LLC

We have reviewed management's statements, included in the accompanying Orion Trading, LLC Exemption Report, in which (1) Orion Trading, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Orion Trading, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Orion Trading, LLC stated that Orion Trading, LLC met the identified exemption provisions throughout the period June 1, 2014 through June 30, 2014 without exception. Orion Trading, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orion Trading, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
September 11, 2014

Orion Trading, LLC

1650 Sand Lake Road, Suite 233
Orlando, FL 32809
(407)288-8922

September 10, 2014

Ohab and Company, P.A.
100 E. Sybellia Ave. Suite 130
Maitland, FL 32751

RE: Orion Trading, LLC

Orion Trading, LLC identifies SEC Rule 15c3-3(k)(2)(ii) under which Orion Trading, LLC can claim an exemption from SEC Rule 15c3-3. Orion Trading, LLC met the identified exception for the entire period June 1 through June 30, 2014.

Sincerely,

Jose G. Fernandez, Member
Orion Trading, LLC